August 16, 2019

Ryan J. Watts
President, Chief Executive Officer and Director
Denali Therapeutics Inc.
161 Oyster Point Blvd
South San Francisco, California 94080

       Re: Denali Therapeutics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-38311

Dear Dr. Watts:

       We have reviewed your July 16, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
6. Collaboration Agreements, page 1

1. Please refer to your responses to prior comments 1 and 2. With respect to the Sanofi agreement's $600 million of clinical and regulatory milestones for CNS product and $495 million of clinical, regulatory and commercial milestones for peripheral product, and the
      Takeda agreement's $707.5 million clinical and regulatory milestones, we believe additional disclosure would improve information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts. Refer to ASC 606-
      10-50-1. Provide us proposed disclosure to be included in future filings that further disaggregates these aggregate amounts. Given the differences in the nature, timing, and uncertainty between clinical, regulatory and commercial milestones, we believe that
 Ryan J. Watts
Denali Therapeutics Inc.
August 16, 2019
Page 2
         separate amounts should be provided for those categories for each aggregate amount.
         Further, qualitative disclosure should be provided by category for each aggregate amount that qualitatively explains the milestones within the category to capture the extent that it covers multiple indications/programs and geographic areas. For example, where a category includes three indications, disclosure might indicate that a majority relates to the first of three possible indications. And where a category includes multiple geographic areas, disclosure might indicate the geographic areas and the area that represents the majority of the category.
       You may contact Andri Carpenter at 202-551-3645 or Bonnie Baynes at 202-551-4924
with any questions.



FirstName LastNameRyan J. Watts                                 Sincerely,
Comapany NameDenali Therapeutics Inc.
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